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SEC FILE NUMBER
1-4334

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sunair Services Corporation

Full Name of Registrant

Former Name if Applicable
595 South Federal Highway, Suite 500

Address of Principal Executive Office (Street and Number)
Boca Raton, Florida 33432

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We were not able to file our Annual Report on Form 10-K, for the year ended September 30, 2008, on or prior to December 29, 2008, because in September 2008, the Company sold the issued and outstanding stock of Telecom FM Limited, a wholly owned subsidiary and due to logistic challenges we just received the audited financial statements from the United Kingdom audit firm and are in the process of reviewing these audited financial statements. As a result of this disposition the financial covenants and other terms of our revolving credit agreement with Wachovia Bank, our lender, require modification to reflect the sale of this subsidiary. The modification negotiation discussions are in progress. We expect to finalize this process shortly and we expect to be in compliance with all debt covenants.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jack I. Ruff	(561)	208-7401
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sunair believes there is a significant change in its results of operations for the fiscal year ended September 30, 2008 (“fiscal 2008”) compared to the fiscal year ended September 30, 2007 (“fiscal 2007”) which will be reflected in the statements of operations to be included in the Form 10-K to which this Notice of Late Filing on Form 12b-25 relates. The reason for some of the significant changes is as follows:
In September 2008, we completed the sale of our wholly owned telephone communications subsidiary, Telecom FM Limited, in accordance with a Share Purchase Agreement dated as of September 1, 2008. Pursuant to the Share Purchase Agreement we sold all of the issued and outstanding shares of Percipia, Inc. for approximately $3.6 million, which included the payment of outstanding inter-company debt in the amount of $1.2 million. The aforementioned $3.6 million payment was received in two payments of $1.8 million. One payment received on September 30, 2008 and reflected as cash on the September 30, 2008 balance sheet and the other payment of $1.8 million received on October 1, 2008 and reflected as prepaid and other current assets on the September 30, 2008 balance sheet. For purposes of comparability, the fiscal 2007 results of operations for Telecom FM Limited have been reclassified from continuing operations to discontinued operations.
In addition to the sale of Telecom FM Limited in 2008, we also entered into a number of acquisitions throughout 2007 which we have a full year of operations reflected in the fiscal 2008 financial statements. The 2007 acquisitions were as follows:
•	November 2006 we acquired substantially all the assets of Archer Exterminators, Inc. (“Archer”).

•	February 2007 we acquired substantially all the assets of Valentine’s Indoor Pest Management, Inc. (“Valentine”).

•	April 2007 we acquired substantially all the assets of David Burke, Inc., D/B/A Florida Exterminating (“Florida Exterminating”).

•	May 2007 we acquired substantially all the assets of Summer Rain Fertilization Company (“Summer Rain”).

•	August 2007 we acquired substantially all the assets of Howell Environmental, Inc. (“Howell”).

•	September 2007 we acquired substantially all the assets of Longboat Key Pest Control, Inc. (“Longboat Key”).
On October 2, 2007, we acquired substantially all of the assets of Marshall Pest Control of SW Fl, Inc.
With the exception of finalizing our analysis of our revolving credit facility we have finalized our operating results for fiscal 2008 and we expect to report sales of approximately $56.6 million in fiscal 2008 compared to sales of $53.0 million in fiscal 2007, an increase of approximately 6.8%. This increase in sales was primarily attributable to the integration of our 6 acquisitions that took place throughout fiscal 2007 and which have been reflected for the entre year in fiscal 2008 coupled with our Marshall acquisition that took place on October 2, 1007. Sunair expects that its loss from continuing operations, before income taxes, will be approximately $4.6 million for fiscal 2008 compared to $4.3 million for fiscal 2007.

Sunair’s estimates of its operating results for fiscal 2008 which are contained in this Form 12b-25 Filing should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time Sunair finalizes its audited financial statements for fiscal 2008. Sunair’s actual results of operation may differ significantly from the estimates contained herein.
Some of the statements in this Form 12b-25 Filing, including those that contain the words “expect,” anticipate,” “believes,” and “estimates,” and other similar expressions, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Sunair’s actual results, performance or achievements or those of its industry to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to the risks that additional or new information may arise during Sunair’s completion of its audit for fiscal 2008 which causes Sunair to revise or change the estimates contained in this Form 12b-25 Filing or any other subsequent information which impacts the estimated results reported in this Form 12b-25 filing, including the review of Sunair’s financial statements by Sunair’s independent auditors and Audit Committee, any errors or mistakes that were made in preparing any Sunair’s financial statements or any other events that would require Sunair to make adjustments to its financial statements for fiscal 2008, fiscal 2007 or any prior periods.

SUNAIR SERVICES CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2008	By	/s/ Jack I. Ruff

President and Chief Executive Officer